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Filed by Golden Oval Eggs, LLC pursuant To Rule 425 Under the Securities Act of 1933 Subject Company: Golden Oval Eggs, LLC Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

April 2, 2004

NOTICE OF INFORMATIONAL MEETINGS
Regarding Proposed Conversion to an LLC

We are attempting to schedule informational meetings on the dates listed below. Please watch your mail in the next days for exact times and locations of the meetings.

We appreciate your patience as we move through the process for a possible conversion to a Limited Liability Company (LLC).

You will note the Annual Meeting will be held on April 19, after which we will hold the informational meeting. We strongly recommend your attendance at one of the following meetings as important shareholder information will be presented about the proposed conversion:

• Thursday, April 15	Clear Lake, Iowa	Informational Meeting
• Friday, April 16	Fairmont, Minnesota	Informational Meeting
• Monday, April 19	Morton, Minnesota	Annual Meeting & Informational Meeting

We look forward to seeing you at one of the informational meetings. We will be sending more information to you soon!

Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. Once the registration statement is declared effective by the SEC, a joint proxy statement—prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint proxy statement—prospectus because it will contain important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint proxy statement—prospectus at the SEC's web site (www.sec.gov).

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NOTICE OF INFORMATIONAL MEETINGS Regarding Proposed Conversion to an LLC